Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

January 13, 2010

VIA EDGAR

Mr. Kevin Rupert

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Partners Institutional Trust (File Nos. 033-49552 and 811- 6740)

(with respect to Western Asset Institutional Money Market Fund, Western Asset Institutional Government Money Market Fund, Western Asset Institutional Municipal Money Market Fund, Western Asset / Citi Institutional Tax Free Reserves, Western Asset / Citi Institutional U.S. Treasury Reserves, Western Asset / Citi Institutional Liquid Reserves and Western Asset / Citi Institutional Cash Reserves (the “Institutional Money Market Funds”))

Legg Mason Partners Money Market Trust (File Nos. 2-91556 and 811-4052)

(with respect to Western Asset / Citi Liquid Reserves, Western Asset / Citi California Tax Free Reserves, Western Asset / Citi Connecticut Tax Free Reserves, Western Asset / Citi New York Tax Free Reserves, Western Asset / Citi Tax Free Reserves, Western Asset / Citi U.S. Treasury Reserves, Western Asset Money Market Fund, Western Asset Government Money Market Fund, Western Asset California Municipal Money Market Fund, Western Asset Massachusetts Municipal Money Market Fund, Western Asset New York Municipal Money Market Fund and Western Asset Municipal Money Market Fund (the “Money Market Funds”))

Legg Mason Partners Premium Money Market Trust (File Nos. 33-28844 and 811-5812)
(with respect to Western Asset / Citi Premium Liquid Reserves and Western Asset / Citi
Premium U.S. Treasury Reserves (the “Premium Money Market Funds”))

Legg Mason Partners Variable Income Trust (File Nos. 33-40603 and 811-06310)
(with respect to Legg Mason Western Asset Variable Money Market Portfolio (the “Variable Money Market Fund”))

Master Portfolio Trust (File No. 811-10407)

(with respect to Liquid Reserves Portfolio, U.S. Treasury Reserves Portfolio, Tax Free Reserves Portfolio, Prime Cash Reserves Portfolio and Government Portfolio (the “Master Money Market Funds”))

(each of Legg Mason Partners Institutional Trust, Legg Mason Partners Money Market Trust, Legg Mason Partners Premium Trust, Legg Mason Partners Variable Income Trust and Master Portfolio Trust, a “Registrant,” and collectively, the “Registrants”) and each of the Institutional Money Market Funds, the Money Market Funds, the Premium Money

Mr. Kevin Rupert

Securities and Exchange Commission

January 13, 2010

Market Funds, the Variable Money Market Fund and the Master Money Market Funds, a money market fund and collectively, the “money market funds”)

Dear Mr. Rupert:

This letter is in response to your telephone call of January 5, 2010 and our follow-up telephone conversation today, January 13, 2010, with respect to Form N-SAR filings made during 2009 by the Registrants with respect to those money market funds identified above.

In your call on January 5th, you noted that certain of the money market funds in Legg Mason Partners Institutional Trust (“Institutional Trust”) had given $1.0000 in response to Item 74W of Form N-SAR, which Item calls for the mark-to-market net asset value per share of money market funds. You requested that Institutional Trust and each other money market fund in the fund complex check its 2009 filings and if the $1.0000 response on any such filing did not reflect the mark-to-market net asset value per share as called for by the Form, to refile the N-SARs for 2009 and certain other years to the extent those filings had an incorrect $1.0000 response to Item 74W.

The Registrants have confirmed that with respect to any money market fund that reported $1.0000 in response to Item 74W during 2009, the $1.0000 represented the mark-to market net asset value per share of the fund, as called for by Item 74W.

Please do not hesitate to call me at 617-951-8381 if you have any further questions, or if I can be of any further assistance.

Sincerely,

/s/ Mari Wilson

Mari Wilson